January 19, 2006
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Crowley Maritime Corporation
John Calvin, Senior Vice President and Controller
155 Grand Avenue
Oakland, California 94612

		Re:	Crowley Maritime Corporation
			Form 10-K for the Year Ended December 31, 2004
       			File 000-49717

Dear Mr. Calvin:

      We have reviewed your response letter dated December 21,
2005
and have the following comments. Where indicated, we think you should revise your financial statements in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.
Form 10-K For the Fiscal Year Ended December 31, 2004

Item 8- Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies

Dry-Docking, page 51

We note your response to our prior comment #7. However, we believe that incidental costs, such as the cost associated with the mobilization to and from the dry docking location, should be expensed as incurred as they not provide any future economic benefit and, therefore, do not meet the definition of an asset under CON 6. As such, if these amounts are material, revise your financial statements accordingly. If amounts are immaterial to your financial statements, please ensure that you revise your accounting policy in future periods.


      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,


      David R. Humphrey
      Branch Chief-Accountant

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John C. Calvin, Vice President and Controller
Crowley Maritime Corporation
January 19, 2006
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